SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G
(Rule 13d-102)


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.:   )*

RHI ENTERTAINMENT INC.

--------------------------------------------------------------------
(Name of Issuer)


COMMON STOCK
--------------------------------------------------------------------
(Title of Class of Securities)

74957T104
--------------------------------------------------------------------
(CUSIP NUMBER)

August 31, 2008
--------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

      [X] Rule 13d-1 (b)
      [ ] Rule 13d-1 (c)
      [ ] Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74957T104            13G

1. NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

BlackRock, Inc.
(on behalf of its investment advisory subsidiaries - See Item 7)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

1,388,350

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

1,388,350

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,388,350 (ownership disclaimed pursuant to Rule 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.28%

12. TYPE OF REPORTING PERSON

HC, IA, IC
*Includes shares held by BlackRock Small Cap Growth Equity Portfolio

CUSIP No.   74957T104            13G

1. NAME OF REPORTING PERSON
 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BlackRock Small Cap Growth Equity Portfolio


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

744,364

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

744,364

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

744,364 (ownership disclaimed pursuant to Rule 13d-4 of the 1934 Act)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[_]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.51%*

 12. TYPE OF REPORTING PERSON

*Included in shares disclosed by BlackRock, Inc. on previous page.

ITEM 1 (a) Name of Issuer:
          ----------------


RHI ENTERTAINMENT INC. (the "Company")


ITEM 1 (b) Address of Issuer's Principal Executive Offices:
          -------------------------------------------------


      1325 Avenue of the Americas
	21st Floor
	New York, NY 10019



ITEM 2 (a) Name of Person Filing:
          ------------------------

         BlackRock, Inc.
         (on behalf of its investment advisory subsidiaries - See Item 7)



ITEM 2 (b) Address of Principal Business Office or, if none, Residence:
          -------------------------------------------------------------


BlackRock, Inc.
40 East 52nd Street
New York, NY 10022


ITEM 2 (c) Citizenship:
          -------------
See Item 4 of Cover Page

ITEM 2 (d) Title of Class Securities:
          ---------------------------

Common Stock

ITEM 2 (e) CUSIP NUMBER:

See Cover Page

ITEM 3

   If this statement is filed pursuant to SS 240.13d-1(b) or 240.13d-2(b) OR (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C 78c),
(b) [ ] Bank as defined in Section 3(a) (6) of the Act (15 U.S.C 78c),
(c) [ ] Insurance Company as defined in Section 3(a) (19) of the Act
          (15 U.S.C 78c),
(d) [X] Investment Company registered under Section 8 of the Investment
        Company Act of 1940 (15 U.S.C 80a-8),
(e) [X] Investment Adviser in accordance with SS 240. 13d-1(b) (1) (ii) (E),
(f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
        SS 240. 13d-1(b) (ii) (F),
(g) [X] Parent Holding Company or Control Person in accordance with
        SS.SS.240. 13d-1(b) (ii) (G); see Item 7,
(h) [ ] A savings association as defined in Section 3(b) of the Federal
        Deposit Insurance Act (12 U.S.C. 1813),
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment
        Company Act of 1940(15 U.S.C 80a-3),
(j) [ ] Group, in accordance with SS 240. 13d-1(b) (1) (ii) (J).

ITEM 4 Ownership
       --------
(a)  Amount Beneficially Owned:

     See Item 9 of Cover Page.

(b)  Percent of Class:

     See Item 11 of Cover Page

(c)  Number of shares as to which such person has:

     (i) sole power to vote or to direct the vote:

         See Item 5 of Cover page

    (ii) shared power to vote or to direct the vote:

         See Item 6 of Cover page

   (iii) sole power to dispose or to direct the disposition of:

         See Item 7 of Cover page

    (iv) shared power to dispose or to direct the disposition of:

         See Item 8 of Cover page

ITEM 5 Ownership of Five Percent or Less of a Class.
       ---------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6 Ownership of More than Five Percent on Behalf of Another Person.
       ----------------------------------------------------------------
  BlackRock, Inc. is a parent holding company for a number of investment management subsidiaries. Certain of these subsidiaries hold shares of the security which is the subject of this report. (See Item 7).

ITEM 7 Identification and Classification of the Subsidiary Which
  Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
  --------------------------------------------------------------------

   The following subsidiaries of BlackRock, Inc. are investment advisors which hold shares of the security being reported;

BlackRock Advisors LLC
BlackRock Capital Management, Inc.
BlackRock Investment Management, LLC
BlackRock Japan Co. Ltd
State Street Research & Management Co.


ITEM 8 Identification and Classification of Members of the Group.
       ----------------------------------------------------------

Not Applicable


ITEM 9 Notice of Dissolution of Group.
       -------------------------------

Not Applicable

ITEM 10 Certification
       --------------

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature.
----------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 10, 2008

BlackRock, Inc. (on behalf of its investment advisory subsidiaries)

BlackRock Advisors LLC
BlackRock Capital Management, Inc.
BlackRock Investment Management, LLC
BlackRock Japan Co. Ltd
State Street Research & Management Co.

/s/ Karen Clark

-----------------------------
Name:  Karen Clark
Title:  Attorney-In-Fact*


BlackRock Small Cap Growth Equity Portfolio

/s/ Karen Clark

-----------------------------
Name:  Karen Clark
Title:  Attorney-In-Fact**



-----------------------------
*Signed pursuant to a power of attorney, dated January 11, 2008, included as Exhibit B to this Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.

 EXHIBIT A

AGREEMENT

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934, as amended
(the "Act") in connection with their beneficial ownership of common stock issued by RHI Entertainment Inc..

Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the others.

Each of the undersigned agrees that a copy of this agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of them.

This agreement applies to any amendments to Schedule 13G.


Date: September 10, 2008


BlackRock, Inc. (on behalf of its investment advisory subsidiaries)

/s/ Karen Clark

-----------------------------
Name: Karen Clark
Title:  Attorney-In-Fact*


BlackRock Small Cap Growth Equity Portfolio

/s/Karen Clark

-----------------------------
Name:  Karen Clark
Title:  Attorney-In-Fact**

*Signed pursuant to a power of attorney, dated January 11, 2008, included as Exhibit B to this Schedule 13G filed with the Securities and Exchange Commission by BlackRock, Inc.


**Signed pursuant to a power of attorney, dated September 10, 2008, included as Exhibit C to this Schedule 13G filed with the Securities and Exchange Commission on behalf of BlackRock Small Cap
Growth Equity Portfolio

EXHIBIT B

POWER OF ATTORNEY

The undersigned, BLACKROCK, INC., a corporation duly organized under the laws of the State of Delaware, United States (the
"Company"), does hereby make, constitute and appoint each of Robert Connolly, Howard Surloff, Edward Baer, James DesMarais,
Bartholomew Battista, Daniel Waltcher, Vincent Tritto, Karen Clark,
Denis Molleur, Daniel Ronnen, Daniel Moonay,  Nicholas Hall, Con
Tzatzakis and Junichi Yoshioka acting severally, as its true and lawful attorneys-in-fact, for the purpose of, from time to time, executing in its name and on its behalf, whether the Company is acting individually or as representative of others, any and all documents, certificates, instruments, statements, other filings and amendments to the foregoing (collectively, "documents") determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation
Forms 3, 4, 5, 13D, 13F and 13G and any amendments to any of the foregoing as may be required to be filed with the Securities and Exchange Commission, and delivering, furnishing or filing any such documents with the appropriate governmental, regulatory authority or other person, and giving and granting to each such attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof. Any such determination by an attorney-in-fact named herein shall be conclusively evidenced by such person's execution, delivery, furnishing or filing of the applicable document.

This power of attorney shall expressly revoke the power of attorney dated October 4, 2006 in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Company, or, in respect of any attorney-in-fact named herein, until such person ceases to be an employee of the Company or one of its affiliates.

IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 11th day of January, 2008.

BLACKROCK, INC.


By:_ /s/ Robert W. Doll, Jr.
Name: Robert W. Doll, Jr.
Title: Vice Chairman

EXHIBIT C:

POWER OF ATTORNEY

The undersigned, BlackRock Small Cap Growth Equity
Portfolio, a corporation duly organized under the laws of the state of Maryland, with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey 08536, constitute and appoint Robert Connolly, Howard Surloff,
Edward Baer, Bartholomew Battista, Daniel Waltcher,
Vincent Tritto, Karen Clark, Denis Molleur, Daniel Ronnen, and Daniel Moonay,acting severally, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute and cause to be filed and/or delivered as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number as appropriate of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or
Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule
13d-1(k) (1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security
(as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, and generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in all respects as if the undersigned could do if personally present. This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

This power of attorney shall expressly revoke any and all previously issued powers of attorney by the Fund in respect of the subject matter hereof, shall be valid from the date hereof and shall remain in full force and effect until either revoked in writing by the Fund, or, in respect if any attorney-in-fact named herein, until such person ceases to be an employee of BlackRock, Inc. or one of its affiliates.



IN WITNESS WHEREOF, the undersigned has caused this
power of attorney to be executed as of this   10th   day of
September, 2008.

BlackRock Small Cap Growth Equity Portfolio


By: /S/ Donald C. Burke
Name:  Donald C. Burke,
Title:     President